Filed Pursuant to Rule 433
Registration No. 333-166329
October 1, 2010
Pricing Term Sheet

Issuer:	The York Water Company (“York Water”)

Security:	5.00% Monthly Senior Notes Series 2010A due October 1, 2040

Maturity Date:	October 1, 2040

Rating*:	A- by Standard & Poor’s

Coupon:	5.00%, paid monthly

Redemption terms:	Callable in whole or in part anytime on or after October 1, 2015, at par (100%)

Net Proceeds to Issuer, excluding expenses:	96.85% of principal amount ($14,527,500)

Expected settlement date:	October 8, 2010

Underwriter:	Edward D. Jones & Co., L.P.

Recent Developments:	On September 29, 2010, York Water filed a settlement petition of its pending rate case with the Pennsylvania Public Utility Commission (“PPUC”). The settlement, which was joined by all active parties, provides for an increase in annual base revenues of $3,400,000. The settlement must be approved by the presiding administrative law judge and the PPUC. For additional information, see York Water’s Current Report on Form 8-K, dated September 29, 2010.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Edward D. Jones & Co., L.P. toll-free at 1-800-441-2357.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.